

March 2, 2012

<u>Via E-mail</u>
Scott D. Dorsey, CEO
ExactTarget, Inc.
20 North Meridian Street, Suite 200
Indianapolis, Indiana 46204

> **Re:** **ExactTarget, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on February 23, 2012**
> **File No. 333-178147**

Dear Mr. Dorsey:

We have reviewed your amended filing, your response letter dated February 22, 2012 and the supplemental correspondence submitted on February 24, 2012. We have the following comments. Except as otherwise noted, references to prior comments are to those in our letter dated February 13, 2012.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations</u>

<u>Years Ended December 31, 2009, 2010 and 2011</u>

<u>Revenue, page 47</u>

1.   We note your response to comment 8 of our letter dated December 20, 2011 regarding quantification of the source of each material change in your revenue for the nine months ended September 30, 2010 and 2011. As you have updated your disclosure to provide full year financial statements, revise your discussion in this section to quantify the source of each material change in your revenue for the applicable fiscal periods. For example, in connection with the growth in subscription revenues in fiscal 2011, quantify the number of new customers acquired in the fiscal year and the increase in subscription revenue attributable to new clients and to renewals. For professional services revenue, quantify the increase in the number of clients utilizing your professional services as well as the revenue growth attributable to these new clients and to the growth in your international operations. Refer to Item 303(a)(3)(iii) and Instruction 4 to paragraph 303(a) of Regulation S-K.

Executive Compensation

Performance-Based Cash Compensation

Bonus Determinations, page 97

2.   We note your response to prior comment 2. Disclosure on page 98 indicates that in order
for your executives to have been eligible for quarterly and annual bonuses under your
2011 bonus program, ExactTarget had to achieve certain threshold levels of quarterly and
annual adjusted operating income. For your executives to be paid 100% of their target
bonuses, ExactTarget had to achieve certain target levels of quarterly and annual adjusted
operating income. As the 2011 quarterly and annual thresholds exceeded the quarterly
and annual targets, the purpose of the targets is unclear, since by achieving the threshold
levels you exceeded the targets. Please advise or revise.

Description of Capital Stock

Amendments to Our Amended and Restated Certificate of Incorporation and Amended and
Restated Bylaws, page 121

3.   We note that Article XII of your Certificate of Incorporation contains a forum selection
clause. Several lawsuits are currently challenging the validity of choice of forum
provisions in certificates of incorporation. Please disclose in the prospectus that you have
included a choice of forum clause in your restated certification of incorporation and that
it is possible that a court could rule that such provision is inapplicable or unenforceable.

Financial Statements

Note (5) Income Taxes, page F-24

4.   Please explain your consideration for separately disclosing income (loss) before income
tax expense for domestic and foreign operations for fiscal 2011 and revise your
disclosures, as applicable. We refer you to Rule 4-08(h) of Regulation S-X.

5.   Please tell us whether there are any undistributed earnings of foreign subsidiaries as of
December 31, 2011, including your consideration of ASC 740-30-25 and the disclosure
requirements in ASC 740-30-50. Please revise the disclosures in your next amendment,
as applicable.

Supplemental Correspondence Submitted February 24, 2012

6.   We note your discussion of the factors primarily attributable to the difference between
your determination of fair value of $20.00 per share in December 2011 and the
anticipated price range to be included in your registration statement. Please tell us if

there were any additional factors considered that contributed to the difference and provide us with your analysis. These might include, but are not limited to, operational and business prospects, cash flow and revenue forecasts and projections, and valuation assumptions such as market revenue multiples and risk-adjusted discount. Additionally, please describe any other material changes or significant events that occurred between December 2011 and the time your anticipated price range was determined.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
Anne L. Benedict, Esq.
Gibson Dunn & Crutcher LLP